Exhibit (a)(5)(B)

Vicor Corporation Announces Commencement of Dutch Auction Tender Offer to Repurchase up to

$20 Million of Common Shares

Boston, MA, November 26, 2012 /MarketWire/ - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced today it is commencing a “Modified Dutch Auction” tender offer to repurchase shares of its Common Stock valued at up to $20 million, as announced on November 19, 2012. The tender offer is scheduled to expire, unless extended, at 11:59 P.M., Eastern Standard Time, on December 21, 2012.

With the Modified Dutch Auction structure, holders of shares of Vicor common stock will have the opportunity to tender some or all of their shares at a price no greater than $5.38 per share and no less than $4.30 per share. Based upon the number of shares tendered and the prices specified by the tendering holders, the Company will determine the lowest per share price that will enable it to buy the maximum number of shares, properly tendered and not properly withdrawn, valued in aggregate at $20 million. All shares accepted for payment will be paid the same price. Assuming the $20 million value of the tender offer, at the minimum price of $4.30 per share, Vicor would repurchase approximately 4.7 million shares if its registered, publicly traded common shares, representing approximately 15.5% of such shares, and approximately 11.1% of total common shares, which includes shares of Class B Common Stock not subject to the tender offer. The maximum price of $5.38 represented a premium of approximately 5.0% to the closing price on the NASDAQ Stock Market of $5.12 per share on November 19, 2012, the date of the Company’s announcement of its intent to commence the tender offer, and an approximately 2.5% discount to the closing price on the NASDAQ Stock Market of $5.52 per share on November 23, 2012, the last trading day before today’s commencement of the tender offer.

The tender offer is not contingent upon obtaining financing or any minimum number of shares being tendered. The tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase to be distributed to shareholders. Shareholders whose shares are purchased via this tender offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the tender offer.

The Information Agent for the offer is Georgeson Inc., and the Depositary is Computershare Trust Company, N.A. None of the Company, its Board of Directors, the Information Agent, nor the Depositary is or will be making any recommendation to shareholders regarding a course of action in response to this tender offer. Shareholders must determine the number of shares they will tender, if any, and the price within the stated price range at which they will offer their shares for purchase by Vicor Corporation.

The share purchase will be funded with existing cash. All shares purchased via this tender offer will be cancelled.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vicor common stock. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read Vicor’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) today in connection with the tender offer, which will include exhibits, the Offer to Purchase and the related Letter of Transmittal. Each of these documents have been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Vicor’s business, results of operations and financial condition is included in the Risk Factors sections of the Company’s filings with the SEC. All forward-looking statements included in this document are based on information available to Vicor as of the date of this document, and except to the extent Vicor may be required to update such information under any applicable securities laws, Vicor assumes no obligation to update such forward-looking statements.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439